UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF November 2026

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xinyuan Real Estate Co., Ltd. (the “Company”) hereby announces certain changes to its Board of Directors (the “Board”), as reflected in a duly executed resolution of the Board.

Mr. Yifan Li resigned from his position as a director of the Company, effective April 27, 2026, and Mr. Yong Cui resigned from his position as a director of the Company, effective May 12, 2026.

Pursuant to the duly executed Board resolution, Mr. Jian Zhang was appointed as a director of the Company, effective July 8, 2026.

The Company expresses its appreciation to Mr. Li and Mr. Cui for their service and contributions during their respective tenures on the Board and welcomes Mr. Zhang to the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: November 6, 2026	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer